UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aspect Communications Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04523Q102

(CUSIP Number)

Paul Lucchese
Vice President, General Counsel
Concerto Software, Inc.
6 Technology Park Drive
Westford, MA 01886
Telephone: (978) 952-0200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 04523Q102

1.	Name of Reporting Person: Concerto Software, Inc.		I.R.S. Identification Nos. of above persons (entities only): 02-0364368

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 22,222,222 shares of Common Stock[1]

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,222,222 shares of Common Stock[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27%

14.	Type of Reporting Person (See Instructions): CO

1	See discussion in Items 4 and 5 of this Schedule 13D.
2	See discussion in Items 4 and 5 of this Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Aspect Communications Corporation, a California corporation (“Aspect”). The principal executive offices of Aspect are located at 1320 Ridder Park Drive, San Jose, California 95131-2312.

Item 2. Identity and Background.

     This Statement is filed by Concerto Software, Inc., a Delaware corporation (“Concerto”). Concerto’s principal business address is 6 Technology Park Drive, Westford, MA 01866. Concerto provides products and services that enable business processes including customer service, collections, and sales and telemarketing for in-house and outsourced contact centers. The following are the directors and executive officers of Concerto: Prescott Ashe, Director; David Dominik, Director; Jim Schaper, Director; James D. Foy, Director and President and Chief Executive Officer; Ralph Breslauer, Executive Vice President, Sales and Marketing; Michael J. Provenzano III, Executive Vice President, Finance and Chief Financial Officer; Alex Tellez, Executive Vice President, Engineering. All of the individuals named in this Item 2 are United States citizens.

     During the last five years, neither Concerto, nor, to Concerto’s knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Aspect and Concerto have entered into a definitive Agreement and Plan of Merger, dated as of July 5, 2005 (the “Merger Agreement”) for Aspect to be acquired in an all-cash transaction valued at $11.60 per share of Common Stock. The total transaction value is approximately $1 billion. As an inducement for Concerto to enter into the Merger Agreement with Aspect, and in consideration thereof, Vista Equity Fund II, L.P. (“Vista”), the holder of 50,000 shares of Series B convertible preferred stock, par value $0.01 per share, of Aspect (the “Series B Preferred Stock”), entered into a Voting Agreement, dated as of July 5, 2005, with Concerto (the “Voting Agreement”). The Series B Preferred Stock is convertible into 22,222,222 shares of Common Stock pursuant to the terms of the Series B Preferred Stock.

     Concerto did not pay additional consideration to Vista in connection with the execution and delivery of the Voting Agreement. Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

     As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, Concerto’s entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of a wholly owned subsidiary of Concerto (“Merger Sub”) with and into Aspect. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $11.60 in cash and Vista, as the holder of all of the shares of Series B Preferred Stock, will receive an equivalent amount of cash per share on an as-converted basis.

     The Merger Agreement has been approved by the board of directors of each of Aspect and Concerto. The transaction is subject to approval by the holders of a majority in interest of Aspect’s outstanding Common Stock and by Vista as the holder of all of the shares of Series B Preferred Stock. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the third or fourth quarter of 2005.

     Pursuant to the Voting Agreement entered into in connection with the Merger Agreement, Vista, the beneficial owner of 22,222,222 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by Vista, which represents approximately 27%3 of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), has agreed to vote (or cause to be voted) all issued and outstanding securities of Aspect owned of record or beneficially by Vista: (a) in favor of (i) the adoption of the Merger Agreement and (ii) the Merger and each of the other transactions contemplated by the Merger Agreement; and (b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any merger, consolidation or other business combination involving Aspect or any subsidiary of Aspect, (ii) any sale or other transfer of all or substantially all of the assets of Aspect and its subsidiaries taken as a whole, (iii) any proposal or offer from any other person or entity providing for an acquisition, exchange or recombination resulting in an other person or entity beneficially owning 20% or more of the assets or voting power of Aspect, (iv) any liquidation, dissolution or winding up of Aspect, (v) any amendment to the Aspect’s certificate of incorporation or bylaws that is not expressly approved by Concerto and (vi) any other action which is intended, or would reasonably be expected, to interfere with or delay in any material respect the Merger or any of the other transactions contemplated by the Merger Agreement.

     In addition, Vista cannot sell, transfer, convert or otherwise dispose of the shares subject to the Voting Agreement, except to any person who explicitly agrees to be bound by all of the provisions of the Voting Agreement. The Voting Agreement expires on the earliest of: (i) such time as the Merger Agreement is terminated in accordance with its terms, (ii) such time as the Merger becomes effective, (iii) such time as the board of directors of Aspect, following due exercise of its fiduciary duties in connection with its receipt and evaluation of a Superior Proposal (as defined in the Merger Agreement), formally recommends that the stockholders of Aspect vote against the approval and adoption of the Merger Agreement and such

3	The share ownership percentages described in this Statement are based on 50,000 shares of Series B Preferred Stock held by Vista and shares Common Stock deemed to be outstanding as of the date of this Statement, which includes (i) 61,609,494 shares of Common Stock actually issued and outstanding as of such date and (ii) an aggregate of 22,222,222 shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

recommendation is publicly announced to all of the stockholders of Aspect and (iv) December 31, 2005.

     The purpose of the Voting Agreement is to enable Concerto and Aspect to consummate the transactions contemplated by the Merger Agreement.

     Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation immediately following the effective time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Aspect immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

     At the effective time of the Merger, the articles of incorporation of Aspect, as in effect immediately prior to the effective time of the Merger, will be amended and restated to read in their entirety so as to conform to the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and, as so amended and restated, will be the articles of incorporation of the surviving corporation of the Merger until thereafter amended in accordance with the provisions thereof and as provided by applicable law. At the effective time of the Merger, the by-laws of Aspect, as in effect immediately prior to the effective time of the Merger, will be amended and restated to read in their entirety so as to conform to the by-laws of Merger Sub, as in effect immediately prior the effective time of the Merger, and, as so amended and restated, will become the by-laws of the surviving corporation of the Merger until thereafter amended as provided by applicable law, the articles of incorporation of such surviving corporation and such by-laws.

     If the Merger is consummated as planned, Concerto anticipates that Aspect will become a wholly owned subsidiary of Concerto and that Concerto will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

     Except as set forth in this Item 4, neither Concerto nor, to Concerto’s knowledge, any of the individuals referred to Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Concerto reserves the right to develop such plans).

     The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreement, Concerto may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 22,222,222 shares of Common Stock, which represents approximately 27% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreement.

     Apart from the terms and conditions set forth in the Voting Agreement, Concerto is not entitled to any rights of a stockholder of Aspect. Concerto does not, other than as specified in the Voting Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

     (c) Except as set forth or incorporated herein, neither Concerto nor, to Concerto’s knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than the Merger Agreement and the Voting Agreement, to the knowledge of Concerto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of Aspect, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated July 5, 2005, by and among Concerto Software, Inc., Ascend Merger Sub, Inc. and Aspect Communications Corporation.
99.2.	Voting Agreement, dated July 5, 2005, by and between Concerto Software, Inc. and Aspect Communications Corporation.

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2005

Concerto Software, Inc.
By:	/s/ James D. Foy
	Name:	James D. Foy
	Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Document
99.1.	Agreement and Plan of Merger, dated July 5, 2005, by and among Concerto Software, Inc., Ascend Merger Sub, Inc. and Aspect Communications Corporation.
99.2.	Voting Agreement, dated July 5, 2005, by and between Concerto Software, Inc. and Aspect Communications Corporation.